Central European Distribution Corporation

Two Bala Plaza, Suite 300

Bala Cynwyd, Pennsylvania 19004

Tel: 610-660-7817, Fax: 610-667-3308

December 16, 2008

BY EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Re:	Central European Distribution Corporation
Form 10-K
Filed February 29, 2008
File No. 000-24341
Schedule 14A
Filed April 2, 2008

Dear Mr. Reynolds:

This letter is being submitted on behalf of Central European Distribution Corporation (the “Company”) in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 18, 2008 to Mr. William V. Carey, Chief Executive Officer of the Company, with respect to the above-referenced Form 10-K and Schedule 14A.

For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

December 16, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Condensed Financial Statements

Notes to Consolidated Condensed Financial Statements

Note 1 – Organization and Significant Accounting Policies, Page 49

Revenue Recognition, Page 51

1.	Please revise your disclosure to elaborate upon how each of four criteria of SAB 104 applies to each of your revenue streams (i.e. sales of proprietary brand products, sales of imported products, sales under distribution contracts, etc.).

Response:

Supplementally, we advise the Staff that in future filings, we propose to include the following disclosure in the notes to our consolidated financial statements:

“Revenues of the Company include sales of its own produced spirit brands, imported wine, beer and spirit brands as well as other third party alcoholic products purchased locally in Poland, the sale of each of these revenues streams are all processed and accounted for in the same manner. For all of its sources of revenue, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery of product has occurred, the sales price charged is fixed or determinable and collectability is reasonably assured. This generally means that revenue is recognized when title to the products are transferred to our customers. In particular, title usually transfers upon shipment to or receipt at our customers’ locations, as determined by the specific sales terms of the transactions.

Sales are stated net of sales tax (VAT) and reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional listing fees and advertising allowances, cash discounts and rebates. Net sales revenue includes excise tax except in the case where the sales are made from the production unit, in which case it is recorded net of excise tax.”

December 16, 2008

2.	In connection with the comment above, we note your revenue recognition policy states that revenue is recognized when goods are shipped and when you receive a delivery acceptance note. There two statements appear to be inconsistent. Please revise to clearly state whether revenue is recognized upon shipment or upon delivery. Please refer to the guidance in SAB 104.

Response:

We acknowledge the Staff’s comment. Please see our response to Question 1 above, which clarifies this point.

3.	Considering the comments above, please revise your policy to disclose the nature and amounts of revenue dilution (e.g., customer rebates, product returns, inventory credits, discounts for early payment and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

Response:

Please see our response to Question 1 above, where we have proposed revised disclosure to be included in future filing. In addition we propose to add the following descriptions within our MD&A describing critical accounting policies related to revenue dilution.

“Revenue Dilution

As part of normal business terms with customers, the Company provides for additional discounts and rebates off our stand list price for all of the products we sell. These revenue reductions are documented in our contracts with our customers and are typically associated with annual or quarterly purchasing levels as well as payment terms. These rebates are divided into on-invoice and off-invoice discounts. The on-invoice reductions are presented on the sales invoice and deducted from the invoice gross sales value. The off-invoice reductions are calculated based on the analysis performed by management and are provided for in the same period the related sales are recorded. Discounts or fees that are subject to contractual based term arrangements are amortized over the term of the contract. For the twelve months ending December 31, 2008, the Company recognized $[—] of off invoice rebates as a reduction to net sales.

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Certain sales contain customer acceptance provisions that grant a right of return on the basis of either subjective criteria or specified objective criteria. Where appropriate a provision is made for product return, based upon a combination of historical data as well as depletion information received from our larger clients. The Company’s policy is to closely monitor inventory levels with our key distribution customers to ensure that we do not create excess stock levels in the market which would result in a return of sales in the future. Historically sales returns from customers has averaged less than 1% of our net sales revenue.”

Note 5 – Goodwill, page 59

4.	It appears that you recorded a $131.6 million adjustment to goodwill in the current year related to the historical misapplication of foreign currency exchange rates that was deemed to be immaterial. Please tell us how you evaluated the materiality of this error under the guidance of SFAS No. 99 and SAB 108. In addition, please tell us how you considered the guidance of SFAS No. 154 as it relates to the correction of an error.

Response:

Company management has made the materiality determination utilizing the guidance of SAB 99 and SAB 108, primarily focusing on whether this adjustment would have a material impact upon the users of the financial statements. Set out below are further details related to our analysis and conclusion. In summary CEDC management has arrived at the conclusion that the adjustment was not material due to the fact that financial statement measures that are commonly used by an investor where not impacted by the correction.

Summary of Issue

During 2007, the US Dollar (“USD”) had a marked decline as compared to the Polish Zloty (“PLN”). The balance sheet rate went form 2.91 PLN/USD as of December 31, 2006 to 2.44 PLN/USD as of December 31, 2007 (a 19% devaluation). The largest change occurred in the fourth quarter of 2007 with the exchange rate moving from 2.66 PLN/USD as of September 30, 2007 to 2.44 PLN/USD as of December 31, 2007.

As of December 31, 2007, almost of all the goodwill recorded on the books of the Company relate to acquisitions that were PLN based companies. As per SFAS 52, goodwill is to be recorded at period end exchange rates. Upon analysis of the goodwill balance as of December 31, 2007, it was noted that the movement in goodwill in USD terms did not reflect the full devaluation of the USD. Upon investigation, Company management noted that the template

December 16, 2008

employed to calculate the foreign exchange rate (“FX”) impact on goodwill and the offset in other comprehensive income (both balance sheet accounts) was designed so as to utilize historical rates and not actual period end rates.

For 2007, the Company has booked the entire amount ($131 million in the fourth quarter) and has elected not to restate prior periods for the reasons noted below. The impact was to increase goodwill and shareholders equity in the fourth quarter by $131 million.

Materiality Analysis

Company management has come to the conclusion that the net adjustment required can be booked in the fourth quarter of 2007 and will not require restatement of prior quarters, based on the guidance provided in SAB 99 and SAB 108. We note that SFAS 154 provides that any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements. SFAS 154 also provides that its provisions need not be applied to immaterial items. Since, as discussed below, we do not view the net adjustment as material, we do not believe SFAS 154 is implicated here.

In coming to the conclusion of whether quarterly and annual restatement is required, the company has based its judgment on whether the adjusted quarters and years would be considered materially different than the reported quarters. That is, would the judgment of a reasonable person have been changed or influenced by this adjustment. The effect of this adjustment is the technical revaluation of two balance sheet items due to foreign exchange movements and as described below, will not impact any of the key metrics used by investors or analysts in determining the value of business. In applying this guidance both quantitative and qualitative factors were considered, including the following:

•

The adjustment has no impact on the profit of the Company or earnings per share in any way. These are the primary measures used by investors to evaluate the performance and valuation of a company. While FX does have an impact on our results, all cases where this has an impact on our profits and losses (“P&L”) have been appropriately reflected in our financial statements.

•	The adjustment does not impact the Company’s obligations or liabilities to any third parties, as the measures affected are not used in determination of such matters.

•	The adjustment has no impact on the statement of cash flows either in total or on any individual line of the cash flow.

December 16, 2008

•

The adjustment has no impact on any of the working capital measures such as movements in accounts receivables, inventories and payables, nor any of the cash flows form investing of financing activities.

•

The adjustment has no impact on any of the covenants included in the Company’s indenture or credit facilities. The typical measures used by the banks and rating agencies include net debt/EBITDA and EBITDA Interest Coverage, all of which are not impacted as a result of this restatement. Even if assets were used, this amount is not material in relation to total assets.

•

The valuation models that are typically employed by investors and analysts involve either a discounted cash flow approach or multiple. This restatement will not impact either of these measures (cash flow or any profit multiple). Neither cash flow nor any of the standard profit indicators are in any way impacted by this.

•

Typically, the measures of most importance to a reader of the financial statements are included and discussed in the Management’s Discussion & Analysis (“MD&A”) section of the quarterly reports on Form 10-Q and annual reports on Form 10-K as well as the selected financial information. This adjustment would not have any effect on any of the references or descriptions given in either the MD&A or the selected financial information other than total equity, and considering the relative lack of importance of equity in determining investor decisions, the threshold set for materiality in equity other than net income would be high.

•

In terms of potential P&L impact of changes to goodwill, the only one to consider is impairment. The impairment testing of goodwill is done by the Company based upon the assets and goodwill as recorded originally in local currency (e.g. Polish Zloty) as compared to cash flows of the business also reported in local currency. Therefore, there is no potential P&L impact related to impairment testing of goodwill related to similar FX movements. In any event, the current impairment test shows there is considerable headroom allowing significantly decreasing enterprise value or increase in goodwill before impairment is triggered.

•	There is no regulatory impact of this adjustment.

•	There is no impact on management compensation of the company from this adjustment as results and key performance indicators such as EBITDA are not impacted.

In summary, due to the technical nature of the adjustment, the fact that quantitatively it is not material to total assets and it does not reflect any impact on either the performance of the company or measures commonly used to evaluate a business or the

December 16, 2008

Company’s obligations to any third parties, we do not consider this to be a material misstatement. The adjustment is simply a reflection of the then-current exchange rate which may vary over time, and as such, management believes its impact is likely to be discounted by a reasonable person.

Based upon the above factors, the Company concluded that a reasonable investor would not be influenced by restating the quarterly and annual accounts with the above adjustment. Finally, the full year accounts are properly stated and there is no need to adjust prior years. As a result of the analysis and process summarized above, the Company determined that the adjustment was not material, and that the net adjustment could be booked in the fourth quarter of 2007 and did not require a restatement of prior quarters.

Schedule 14A

Executive Compensation, page 15

5.	In future filings please include the executive bonus plan in the grants of plan-based awards table as non-equity incentive plan compensation.

We advise the Staff that in future filings we will include the Company’s executive bonus plan in the grants of plan-based awards table as non-equity incentive plan compensation.

* * * * *

In providing the foregoing responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

December 16, 2008

Thank you for your consideration. If you have further questions or comments, please contact me at (011 48 22) 375-1800.

Sincerely,

/s/ Chris Biedermann
Chris Biedermann
Vice President and Chief Financial Officer